UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

4 February 2005

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F           FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT Logistics becomes logistics partner of Magneti Marelli Aftermarket Poland,

3 February 2005

3 February 2005

TNT Logistics becomes logistics partner of Magneti Marelli Aftermarket Poland

RGZ Magneti Marelli Aftermarket Italia, through its subsidiary Magneti Marelli Aftermarket Poland, has chosen TNT Automotive Logistics as its new logistics partner in Poland. Magneti Marelli is an international leader in the design and production of high-tech components and systems for the automotive industry.

The technological evolution in automotive components requires the adoption of new product distribution and storage methods. TNT Logistics will support Magneti Marelli in continuously improving its service in order to guarantee its customers a high level of performance.

TNT Automotive Logistics Poland has recently been appointed to deal with international transport from Italy, warehouse management, certain packaging services and distribution of products to the Magneti Marelli Authorised Distributors throughout Poland. Via state-of-the-art computer support systems, which permit confirmation of product availability in real time and which are highly integrated with those of TNT Automotive Logistics Poland, the Magneti Marelli Authorised Distributors can order parts on-line which will be delivered within 24 hours.

With this new contract both companies reconfirm their partnership, which has existed for over ten years. The companies already work together in Italy, Spain and South America. The broadening of the co-operation between two global player companies, using the experience of TNT Logistics in automotive operations, will enable Magneti Marelli Aftermarket Poland to optimise management of the entire logistics and distribution chain for automotive spares, with consequent improvement in service quality and increased customer satisfaction, which has always been the main aim of RGZ Magneti Marelli.

About TNT Logistics

TNT Logistics employs appr. 40,000 people, who are operating in 39 countries, managing over 7.1 million square metres of warehouse space. In 2003, TNT Logistics reported sales of €3.735 billion. The TNT Logistics web site address is: www.tntlogistics.com.

TNT Logistics in Poland currently has over 400 employees and has been operating on the Polish market since 1996. The company manages a warehouse space of more than 85,000 m².

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By: /s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 4 February 2005

BY ELECTRONIC TRANSMISSION VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Date: 4 February 2005

Subject: Report on Form 6-K

Ladies and Gentlemen,

TPG N.V. is filing today by electronic transmission over the Commission’s Edgar system a report on Form 6-K containing

TNT Logistics becomes logistics partner of Magneti Marelli Aftermarket Poland,

3 February 2005

Please direct any questions to the undersigned at +31 20 500 6080.

Sincerely yours, /s/ Jans van der Woude

Jans van der Woude
 TPG Corporate Legal